UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 11-K

_____________________

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31,  2015

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 0-18859

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.

300 Johnny Bench Drive

Oklahoma City, OK 73104

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedules

December 31, 2015 and 2014, and Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Sonic Corp. Savings and Profit Sharing Plan Administrative Committee

Sonic Corp. Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan (the Plan) as of December 31, 2015  and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedules of schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2015 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2015 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015 are fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Oklahoma City, Oklahoma

June 24, 2016

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Investments, at fair value	$48,770,238	$45,518,007

Receivables:
Participant contributions	89,476	89,654
Employer contributions	194,134	173,532
Notes receivable from participants	968,444	1,162,746
Other	17,456	20,795
Total receivables	1,269,510	1,446,727

Total assets	50,039,748	46,964,734

Liabilities:
Other	5,000	8,318
Total liabilities	5,000	8,318

Net assets reflecting all investments, at fair value	50,034,748	46,956,416

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts held by a
common/collective trust	(11,710)	(39,500)

Net assets available for benefits	$50,023,038	$46,916,916

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2015
Change attributed to:
Investment income:
Net depreciation in fair value of investments	$(570,556)
Interest and dividends	713,743
Total net investment income	143,187

Interest income on notes receivable from participants	43,014

Contributions:
Participants	4,097,599
Employer	2,450,670
Rollover	790,343
Total contributions	7,338,612
Total additions	7,524,813

Deductions:
Benefit payments	4,220,723
Administrative expenses	197,968
Total deductions	4,418,691

Net increase in net assets available for benefits	3,106,122
Net assets available for benefits at beginning of year	46,916,916
Net assets available for benefits at end of year	$50,023,038

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2015

1.  Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (“the Plan”),  was last amended and restated January 1, 2013.  The Plan was further amended on January 28, 2015.  As a result of the restatement in 2013, the Plan became a  Safe Harbor Plan in accordance with Treasury Regulations Sections 1.401(k)-3 and 1.401(m)-3 covering “eligible employees”  of Sonic Corp. (“the Employer” or “the Company”), as defined in the Plan document.  Generally, an employee is eligible to participate in the Plan if the employee is 21 years old or older and has completed the 90 days of service required for salary deferral and one year of service for matching contributions.  An eligible employee’s entry date into the Plan is the first day of the next calendar quarter (January 1st, April 1st, July 1st, October 1st) following the date on which the employee satisfies the eligibility requirements of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  See the Plan document for a more complete description of the Plan’s provisions.

Investments

The Plan's investments are held by an appointed trust company.  The Plan’s record keeper is Transamerica Retirement Solutions (“Transamerica”) and the trustee for the Plan is State Street Bank and Trust Company (“SSBT”).

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document.  Employees are required to affirmatively elect to participate in the Plan in order to make deferral contributions and take advantage of the safe harbor matching contributions made by the Corporation.  Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan limits a participant’s contributions to the Sonic Stock investment fund to 25% of the participant’s total contributions.  Highly-compensated employees receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and 50% of the next 3% of participant contributions.  Non-highly compensated employees receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and the second 3% of participant contributions as follows:

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2015

Years of Service	Employer Match(1)
Less than 10 years (50% of second 3% salary deferral)	1.50%
Between 10 years and 19 years (75% of second 3% salary deferral)	2.25%
20 or more years (100% of second 3% salary deferral)	3.00%

————————

(1)  Amount represents employer match for second 3% of participant contributions. Salary deferral contributions that exceed 6% of the participant’s compensation, as defined by the Plan, will not be taken into account when calculating matching contributions.

Nonelective contributions may be made each Plan year on behalf of each participant at the discretion of the Employer.  Each participant must be an eligible employee and employed on the date the contribution is made.  The Company made nonelective contributions totaling $99,925 during 2015.  Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors.  Contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).  No such discretionary contribution was made for 2015.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  All matching contributions after January 1, 2013 vest immediately.  Contributions made to the Plan prior to January 1, 2013 are 100% vested after six years of credited service, with 20% vesting after two years of service, followed by additional 20% annual increments through the sixth year.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts may be used to reduce employer contributions and to pay plan expenses.  For the year ended December 31, 2015, forfeitures paid plan expenses of $55,425.  Unallocated forfeited non-vested balances of $4,674 and $22,269 were included in the Plan assets at December 31, 2015 and 2014, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with applicable administrative expenses.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  Participants are limited to one outstanding loan at any one time.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2015

determined quarterly by the Plan Administrator.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.   A participant may also make withdrawals on account of hardship,  as defined by the Plan.

Administration and Revenue Sharing

The Plan is administered by the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee.  Certain administrative expenses incurred by the Plan may be paid by the Company.

The Plan earns revenue-sharing credits from certain investment funds.  The credits may be used to pay Plan expenses.  During 2015, $116,843 was used to pay expenses incurred by the Plan.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue Company contributions at any time.  Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and non-forfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses were recorded as of December 31, 2015 or 2014.  If a participant ceases to make a note repayment and the Plan Administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2015

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  To determine fair value, a three-level hierarchy is used.  The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).  The three levels of the fair value hierarchy are described below:

•Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.  An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•Level 2 valuations use inputs other than actively quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs include:  (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•Level 3 valuations use unobservable inputs for the asset or liability.  Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2015

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$42,908,025	$-	$-	$42,908,025
Sonic Corp. Common
Stock	3,488,490	-	-	3,488,490
Cash Reserve Account	20,037	-	-	20,037
Common/Collective Trust:
Stable Pooled Fund	-	2,353,686	-	2,353,686
	$46,416,552	$2,353,686	$-	$48,770,238

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds	$39,673,072	$-	$-	$39,673,072
Sonic Corp. Common
Stock	2,931,410	-	-	2,931,410
Cash Reserve Account	52,608	-	-	52,608
Common/Collective Trust:
Stable Pooled Fund	-	2,860,917	-	2,860,917
	$42,657,090	$2,860,917	$-	$45,518,007

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at published market prices, which represent the net asset value  (“NAV”) of shares held by the Plan at year end.

Sonic common stock is held by participants in a unitized fund, which means participants do not own shares of Sonic common stock, but rather own an interest in the unitized fund.  The fund consists of common stock and cash equivalents to meet the fund’s daily cash needs.  Unitizing the fund allows for daily trades.  The value of a unit reflects the combined value of the Sonic common stock and cash held by the fund.  The Plan owns the underlying assets of shares in common stock and the underlying cash.

The Plan invests in investment contracts through a common/collective trust fund, the Diversified Stable Pooled Fund, which is solely invested in the Wells Fargo Stable Return Fund W (“the Fund”).    Indirect investments in fully benefit-responsive investment contracts (“FBRICs”) held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2015

defined contribution plan attributable to FBRICs because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the Fund and the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the Fund is determined by the issuer of the common/collective trust fund at year-end based on the fair value of its underlying investments.   The contract value of the Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Fund is designed to deliver safety and stability by preserving principal and accumulating earnings.  This Fund is primarily invested in guaranteed investment contracts, bank investment contracts and synthetic investment contracts.  Participant redemptions have no restrictions.

Withdrawals from the Fund which are due to the Plan’s initiated events will be made within the twelve-month period following receipt of the Plan’s written withdrawal request by Transamerica.  Initiated events are  events within the control of the Plan which Transamerica reasonably determines would have an adverse financial effect on the Fund including, but not limited to, a merger, layoffs, bankruptcy, full or partial Plan termination and early retirement incentive programs.  During the above referenced twelve-month period, benefit distributions and participant-directed transfers to non-competing funds will be permitted from the Fund, subject to a 90-day equity wash provision.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960),  Defined Contribution Pension Plans (Topic 962),  Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient” which simplifies the

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2015

required disclosures related to employee benefit plans.    Part I of the guidance removed the requirements to measure and disclose direct investments in FBRICs at fair value.  Contract value is the only required measure for FBRICs.    Part II eliminated the requirement to disaggregate investments by nature, risks and characteristics, however, plans must continue to disaggregate investments by general type of plan asset.  Part II also eliminated the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and to disclose net appreciation or depreciation for investments by general type.  Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end.  This guidance is effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively.  Early adoption is permitted.  Part II of the guidance was adopted for the year ended December 31, 2015 and was applied retrospectively.   Other than the elimination of the above noted disclosures, the early adoption did not have a material impact on the financial statements of the Plan.

3.  Income Tax Status

As of December 31, 2015, the Plan was operating under a determination letter from the IRS dated January 14, 2015 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The Company has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.  Related-Party Transactions

The Fund is managed by Transamerica.  Because Transamerica is the Plan’s record keeper, transactions involving the Fund qualify as party-in-interest transactions.  Additionally, a  portion of the Plan’s assets are invested in a unitized fund holding the Company’s common stock.  Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions.  Another party-in-interest to the Plan is SSBT, which serves as the passive trustee for the Plan.  In this capacity, SSBT serves as the legal trustee of the Plan; however, as is permitted under the terms of the trust between SSBT and the Plan, SSBT has contracted with Transamerica for Transamerica to provide certain necessary duties and responsibilities for the operation of the trust.  All of these transactions are exempt from the prohibited transaction rules.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2015

6.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$50,023,038	$46,916,916
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts held by
a common/collective trust	11,710	39,500
Net assets available for benefits per the Form 5500	$50,034,748	$46,956,416

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500:

Year Ended
December 31, 2015
Net increase in net assets available for benefits per the financial statements	$3,106,122
Current-year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a
common/collective trust at December 31, 2015	11,710
Prior-year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a
common/collective trust at December 31, 2014	(39,500)
Net income per the Form 5500	$3,078,332

Certain fully benefit-responsive contracts (common/collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair  value on the Form 5500.

Supplemental Schedules

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Plan Number 001

EIN: 73-1371046

Year Ended December 31, 2015

Participant Contributions	Total that Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions
$5	$5

See accompanying report of independent registered public accounting firm.

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2015

		(c)
		Description of
		Investment including
		maturity date, rate of
	(b)	interest, collateral,
	Identity of Issue, Borrower,	par or maturity	(e)
(a)	Lessor or Similar Party	value	Current Value
*	State Street Bank and Trust Company	Cash Reserve Account	$20,037
	American Funds EuroPacific Growth Fund	78,434 shares	3,554,642
*	Diversified Stable Pooled Fund	138,476 shares	2,353,686
	Dreyfus Intermediate Term Income	315,540 shares	4,193,533
	Federated U.S. Treasury Cash Reserves	952,278 shares	952,278
	Invesco Growth and Income	252,333 shares	5,955,070
	Invesco Small Cap Growth	135,712 shares	4,787,926
	JPMorgan MidCap Value	57,704 shares	1,960,204
	Lazard Emerging Markets Equity Instl	54,700 shares	735,163
	Mainstay Large Cap Growth	602,365 shares	5,824,872
	Oppenheimer International Bond	164,365 shares	907,294
*	Sonic Corp. common stock	107,983 shares	3,488,490
*	State Street Institutional Liquid Reserves Fund	129,942 shares	129,942
	Vanguard Total Stock Market Index	5,799 shares	294,509
	Vanguard Target Retirement Income	1,538 shares	19,147
	Vanguard Target Retirement Income 2015	36,974 shares	526,140
	Vanguard Target Retirement Income 2020	56,620 shares	1,537,235
	Vanguard Target Retirement Income 2025	144,968 shares	2,264,405
	Vanguard Target Retirement Income 2030	78,995 shares	2,189,747
	Vanguard Target Retirement Income 2035	135,970 shares	2,289,737
	Vanguard Target Retirement Income 2040	61,232 shares	1,742,053
	Vanguard Target Retirement Income 2045	97,981 shares	1,742,110
	Vanguard Target Retirement Income 2050	35,707 shares	1,017,301
	Vanguard Target Retirement Income 2055	9,059 shares	279,274
	Vanguard Target Retirement Income 2060	200 shares	5,443
	Total investments		48,770,238

*	Participant Loans	Interest rates from 4.25% to 7.00% with varying maturities	968,444
	Total		$49,738,682

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan

By:	/s/ Corey R. Horsch
Corey R. Horsch, Chair of the Sonic
Corp. Savings and Profit Sharing Plan
Administrative Committee

Date:  June 24, 2016

EXHIBIT INDEX

Exhibit Number and Description

.1
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
32.01	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350